Exhibit 99.2

Management's Discussion and Analysis Q3 2022

Franco Nevada
The GOLD Investment that WORKS

999.9
FINE
GOLD

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at November 6, 2022 and should be read in conjunction with Franco-Nevada’s unaudited condensed consolidated financial statements and related notes as at and for the three and nine months ended September 30, 2022 and 2021 (the “financial statements”). The financial statements and this MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of condensed interim financial statements, including IAS 34, Interim Financial Reporting.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s financial statements for the three and nine months ended September 30, 2022 and 2021 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and on Form 6-K furnished to the United States Securities and Exchange Commission (“SEC”) on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.franco-nevada.com.

Table of Contents

3	Overview
3	Strategy
5	Highlights
8	Guidance
8	Market Overview
9	Selected Financial Information
10	Revenue by Asset
11	Review of Quarterly Financial Performance
16	Review of Year-To-Date Financial Performance
21	General and Administrative and Share-Based Compensation Expenses
21	Other Income and Expenses
22	Summary of Quarterly Information
23	Balance Sheet Review
24	Liquidity and Capital Resources
30	Critical Accounting Estimates
30	Outstanding Share Data
31	Internal Control over Financial Reporting and Disclosure Controls and Procedures
31	Non-GAAP Financial Measures
34	Cautionary Statement on Forward-Looking Information
Abbreviations Used in this Report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions
Periods under review		Measurement		Interest types
"Q4"	The three-month period ended December 31	"GEO"	Gold equivalent ounces	"NSR"	Net smelter return royalty
"Q3"	The three-month period ended September 30	"PGM"	Platinum group metals	"GR"	Gross royalty
"Q2"	The three-month period ended June 30	"NGL"	Natural gas liquids	"ORR"	Overriding royalty
"Q1"	The three-month period ended March 31	"oz"	Ounce	"GORR"	Gross overriding royalty
"YTD"	The nine-month period ended September 30	"oz Au"	Ounce of gold	"FH"	Freehold or lessor royalty
		"oz Ag"	Ounce of silver	"NPI"	Net profits interest
		"oz Pt"	Ounce of platinum	"NRI"	Net royalty interest
		"oz Pd"	Ounce of palladium	"WI"	Working interest
Places and currencies		"62% Fe"	62% Fe iron ore fines, dry metric
"U.S."	United States		tonnes CFR China
"$" or "USD"	United States dollars	"LBMA"	London Bullion Market Association
"C$" or "CAD"	Canadian dollars	"bbl"	Barrel
"R$" or "BRL"	Brazilian reais	"mcf"	Thousand cubic feet
"A$" or "AUD"	Australian dollars	"WTI"	West Texas Intermediate

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40-F filed on EDGAR at www.sec.gov.

2022 Third Quarter Management’s Discussion and Analysis	2

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of royalties and streams by commodity, geography, operator, revenue type and stage of project.

Our Portfolio (at November 6, 2022)
	Precious Metals	Other Mining	Energy	TOTAL
Producing	45	13	55	113
Advanced	37	7	—	44
Exploration	144	88	27	259
TOTAL	226	108	82	416

Our shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in our shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to cost inflation and other operating risks.

Compounded Average Annual Total Returns Since FNV Inception[1,2,3]

Franco-Nevada (FNV) - US$ basis
NASDAQ
S&P 500
Gold Bullion ETF
Barclays US Aggregate Bond
GDX (index of mostly gold miners)
-4%
-%
4%
8%
12%
16%
20%

1. FNV Inception - December 20, 2007
2. Compounded annual total returns to October 31, 2022
3. Source: TD Securities; Bloomberg

Strategy

Our tag-line is “Franco-Nevada is the gold investment that works” and we are committed to ensuring it does work, for our shareholders, our operating partners and our communities:

●	We believe that combining lower risk gold investments with a strong balance sheet, progressively growing dividends and exposure to exploration optionality is the right mix to appeal to investors seeking to hedge market instability. Since our Initial Public Offering over 14 years ago, we have increased our dividend annually and our share price has outperformed the gold price and all relevant gold equity benchmarks.
●	We build long-term alignment with our operating partners. This alignment and the natural flexibility of our royalties and streams is an effective financing tool for the cyclical resource sector.
●	We work to be a positive force in all our communities, promoting responsible mining, providing a safe and diverse workplace and contributing to build community support for the operations in which we invest.

Our revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other types of arrangements. We do not operate mines, develop projects or conduct exploration. Franco-Nevada has a free cash flow generating business with limited future capital commitments and management is focused on managing and growing its portfolio of royalties and streams. We recognize the cyclical nature of the industry and have a long-term investment outlook. We maintain a strong balance sheet to minimize financial risk and so that we can make investments during commodity cycle downturns.

2022 Third Quarter Management’s Discussion and Analysis	3

The advantages of this business model are:

●	Exposure to commodity price optionality;
●	A perpetual discovery option over large areas of geologically prospective lands;
●	No additional capital requirements other than the initial investment;
●	Limited exposure to cost inflation;
●	A free cash-flow business with limited cash calls;
●	A high-margin business that can generate cash through the entire commodity cycle;
●	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
●	Management that focuses on forward-looking growth opportunities rather than operational or development issues.

Our short-term financial results are primarily tied to the price of commodities and the amount of production from our portfolio of assets. Our attributable production has typically been supplemented by acquisitions of new assets. Over the longer term, our results are impacted by the amount of exploration and development capital available to operators to expand or extend our producing assets or to progress our advanced and exploration assets into production.

The focus of our business is to create exposure to gold and precious metal resource optionality. This principally involves investments in gold mines and providing financing to copper and other base metal mines to obtain exposure to by-product gold, silver and platinum group metals production. We also invest in other metals and energy to expose our shareholders to additional resource optionality. In YTD 2022, 69.7% of our revenue was earned from precious metals and 74.8% was earned from mining assets.

One of the strengths of Franco-Nevada’s business model is that our margins are not generally impacted when producer costs increase. The majority of our interests are royalty and streams with payments/deliveries that are based on production levels with no adjustments for the operator’s operating costs. In YTD 2022, these interests accounted for 91.4% of our revenue. We also have a small number of WI, NPI and NRI royalties which are based on the profit of the underlying operations.

A Note on our GEOs(1)

To provide a more comprehensive measure of the performance of our business, we now include revenue from our Energy assets in the calculation of our GEOs. We believe this approach is useful to our investors to evaluate the full scale of our portfolio. GEOs for comparative periods have been recalculated to conform with the current presentation.

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1

Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. In this MD&A, GEOs for comparative periods have been recalculated to conform with the current presentation. GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price tables on pages 11 and 16 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three and nine months ended September 30, 2022 and 2021, respectively.

2022 Third Quarter Management’s Discussion and Analysis	4

Highlights

Financial Update –Q3 2022 vs Q3 2021

●	176,408 GEOs(1) sold, a slight decrease of 0.7%;
●	$304.2 million in revenue, a decrease of 3.8%;
●	$42.0 million, or $238 per GEO sold, in Cash Costs(2)(3), compared to $42.0 million, or $237 per GEO sold;
●	$256.7 million, or $1.34 per share, of Adjusted EBITDA(2), a decrease of 4.9% and 5.0%, respectively;
●	84.4% in Margin(2), compared to 85.3%;
●	$157.1 million, or $0.82 per share, in net income, a decrease of 5.4% and 5.7%, respectively;
●	$159.7 million, or $0.83 per share in Adjusted Net Income(2), a decrease of 3.6% and 4.6%, respectively;
●	$232.3 million in net cash provided by operating activities, an increase of 12.3%;
●	$1,057.4 million in cash and cash equivalents as at September 30, 2022 (December 31, 2021 - $539.3 million);
●	$2.0 billion in available capital as at September 30, 2022 (December 31, 2021 - $1.6 billion), comprising cash and cash equivalents and amounts available to borrow under our revolving credit facility.

Financial Update –YTD 2022 vs YTD 2021

●	546,074 GEOs sold(1), a slight increase of 0.1%;
●	$995.3 million in revenue, an increase of 2.4%
●	$131.1 million, or $240 per GEO sold, in Cash Costs(2)(3), compared to $129.9 million, or $238 per GEO sold;
●	$844.5 million, or $4.41 per share, in Adjusted EBITDA(2), an increase of 2.7% and 2.3%, respectively;
●	84.8% in Margin(2), compared to 84.6%;
●	$535.6 million, or $2.80 per share, in net income, an increase of 4.4% and 4.5%, respectively;
●	$532.7 million, or $2.78 per share, in Adjusted Net Income(2), an increase of 4.6% and 4.1%, respectively;
●	$720.2 million in net cash provided by operating activities, an increase of 6.5%.

Corporate Developments

Financing Package with Argonaut Gold on the Magino Gold Project – Ontario, Canada

Subsequent to quarter-end, on October 27, 2022, we acquired a 2% NSR on Argonaut Gold Inc.’s (“Argonaut”) construction-stage Magino gold project located in the province of Ontario, Canada, for a purchase price of $52.5 million. In addition to the Magino project, the royalty covers all of Argonaut’s regional exploration properties with approximately 45 km2 of coverage. Argonaut reported that the construction of the project was approximately 70% complete as at September 30, 2022, with first gold pour expected in April 2023.

We also completed a private placement with Argonaut, acquiring 34,693,462 common shares at a price of C$0.39 per share for a total cost of $10.0 million (C$13.6 million).

Financing Package with Westhaven Gold Corp. on Spences Bridge Gold Belt Claims – British Columbia, Canada

Subsequent to quarter-end, on October 6, 2022, we acquired a 2% NSR on all of Westhaven Gold Corp.’s (“Westhaven”) claims across the Spences Bridge Gold Belt in Southern British Columbia, Canada, for $6.0 million. Westhaven has an option to buy-down 0.5% of the NSR for $3.0 million for a period of 5 years from the closing of the transaction. We also acquired an existing 2.5% NSR from Westhaven on adjoining properties currently owned by Talisker Resources Ltd for a purchase price of $0.75 million. Total coverage for both royalties comprises approximately 1,105 km2.

In addition, we also subscribed for 2,500,000 common shares of Westhaven at a price of C$0.40 per share for a total cost of $0.73 million (C$1.0 million).

Financing Package with G Mining Ventures on the Tocantinzinho Gold Project – Brazil

On July 18, 2022, we acquired, through a wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), a gold stream with reference to production from the Tocantinzinho project, owned by G Mining Ventures Corp. (“G Mining Ventures”) and located in Pará State, Brazil (the “Stream”). FNBC will provide a deposit of $250 million. Additionally, we agreed, through one of our wholly-owned subsidiaries, to provide G Mining Ventures with a $75.0 million secured term loan (the “Term Loan”).

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1	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. In this MD&A, GEOs for comparative periods have been recalculated to conform with the current presentation. GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on pages 11 and 16 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three and nine months ended September 30, 2022 and 2021, respectively.
2	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Margin, Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP financial measures” section of this MD&A for more information on each non-GAAP financial measure.
3	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. Similarly, the composition of Cash Costs and Cash Costs per GEO has been amended to include costs and GEOs related to Franco-Nevada’s Energy assets. Cash Costs and Cash Costs per GEOs for comparative periods have been recalculated to conform with current presentation.

2022 Third Quarter Management’s Discussion and Analysis	5

Stream deliveries to FNBC are based on gold production from the Tocantinzinho property, according to the following schedule: (i) 12.5% of gold produced until 300,000 ounces of gold have been delivered and, thereafter, (ii) 7.5% of gold produced for the remaining mine life. G Mining Ventures will receive 20% of the spot gold price for each ounce of gold delivered. The $250 million deposit will become available after G Mining Ventures has spent at least $95 million on the Tocantinzinho project from January 1, 2022 and subject to certain other conditions.

The Term Loan is a $75 million, 6-year term loan with an availability period of 3.5-years, drawable quarterly at G Mining Ventures’ option following full funding of the Stream. The Term Loan will bear interest at a rate of 3-Month Term Secured Overnight Financing Rate (“3-Month SOFR”) +5.75% per annum, reducing to 3-Month SOFR +4.75% after completion tests have been achieved at the project. Amortization will begin in December 2025 with equal quarterly repayments followed by a final 25% repayment upon maturity in June 2028. Fees payable to Franco-Nevada’s subsidiary include a standby fee on undrawn amounts of 1.0% per annum and a 2.0% original issue discount payable on principal amounts drawn. Pursuant to the Term Loan, Franco-Nevada was granted warrants with a fair value of $0.75 million to purchase 11.5 million common shares of G Mining Ventures (“G Mining Common Shares”) with a 5-year term and an exercise price of C$1.90 per G Mining Common Share.

We also subscribed for 44,687,500 G Mining Common Shares at a price of C$0.80 per G Mining Common Share for a total cost of $27.5 million (C$35.8 million).

As at September 30, 2022, we have not provided to G Mining Ventures pursuant to the Stream or the Term Loan agreements. We currently anticipate that funding for the Stream will commence in H1 2023.

Acquisition of Portfolio of Royalties – Chile

On July 25, 2022, we acquired, through a wholly-owned subsidiary, a portfolio of seven royalties, each with a 2% NSR on precious metals and 1% NSR on base metals, which collectively cover approximately 230 km2 in Northern Chile, for $1.0 million.

Acquisition of Additional Castle Mountain Royalty – California, U.S.

On May 2, 2022, we acquired, through a wholly-owned subsidiary, an existing 2% NSR on gold and silver produced from the Pacific Clay claims, which comprise a portion of the JSLA pit of Equinox Gold Corp.’s Castle Mountain project in San Bernardino County, California, for $6.0 million. When combined with our 2.65% NSR on the broader Castle Mountain land position, we now have an effective 4.65% NSR on the Pacific Clay claims.

Acquisition of Caserones Royalty and Private Placement with EMX Royalty Corporation – Chile

On April 14, 2022, we agreed to acquire, through a wholly-owned subsidiary, an effective 0.4582% NSR on JX Nippon Mining & Metals Group’s producing Caserones copper-molybdenum mine located in the Atacama Region of northern Chile for an aggregate purchase price of approximately $37.4 million. Franco-Nevada is entitled to royalty payments in respect of the period commencing January 1, 2022. The last quarterly distribution attributable to Franco-Nevada was $1.2 million.

We also completed a private placement with EMX Royalty Corporation (“EMX”), acquiring 3,812,121 units of EMX at C$3.30 per unit for a total cost of $10.0 million (C$12.6 million). Each unit consists of one common share of EMX and one warrant to purchase one common share of EMX over five years at an exercise price of C$4.45. EMX used the proceeds from the private placement to acquire an NSR on the Caserones mine on similar terms as Franco-Nevada.

Acquisition of U.S. Oil & Gas Royalty Rights with Continental Resources, Inc. – U.S.

Through a wholly-owned subsidiary, we have a strategic relationship with Continental Resources, Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation. Franco-Nevada recorded contributions to the Royalty Acquisition Venture in Q3 2022 and YTD 2022 of $4.4 million and $8.0 million, respectively (Q3 2021 and YTD 2021 – $6.7 million and $10.8 million, respectively). As at September 30, 2022, Franco-Nevada’s cumulative investment in the Royalty Acquisition Venture totaled $436.4 million and Franco-Nevada has remaining commitments of up to $83.6 million.

Significant Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on November 7, 2022, available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Sinkhole Detected Near Candelaria Mine – Chile

Lundin Mining reported that on July 30, 2022, a sinkhole formed near the Alcaparrosa mine which is part of the Candelaria operations and that mining operations at the Alcaparrosa mine remain suspended. Lundin reported that the suspension of the Alcaparrosa mine is estimated to impact Candelaria's 2022 copper production by approximately 2%.

Suspension of Operations due to Critical Incident at Brucejack – British Columbia, Canada

On October 24, 2022, Newcrest Mining Limited announced it had suspended operations at the Brucejack mine due to a fatality. An investigation into the incident is currently underway.

2022 Third Quarter Management’s Discussion and Analysis	6

Acquisition of Continental Resources, Inc. by the Hamm Family

On October 17, 2022, Continental Resources, Inc. announced that it had entered into an agreement with Omega Acquisition, Inc., an entity that is owned by Continental’s founder, Harold G. Hamm. The transaction is currently expected to close prior to December 31, 2022 and does not directly impact our Royalty Acquisition Venture.

Strategic Revision of Operations and Flood Event at Stillwater Mine – Montana, U.S.

On August 11, 2022, Sibanye-Stillwater Limited announced a revised mine plan following a strategic revision of its U.S. PGM operations prompted by various operational constraints, a changing macro environment and changing palladium market conditions. The revised plan forecasts production of 700,000 PGM ounces by 2027, a decrease from 850,000 PGM ounces previously anticipated. In addition, operations at Stillwater in the second half of 2022 have been negatively impacted by a significant flood event which took place in June 2022 and affected a widespread region in Montana. As a result of these events, Franco-Nevada expects lower royalty payments from Stillwater for the remainder of 2022.

Restart of Operations at Milpillas Mine – Mexico

On August 2, 2022, Industrias Peñoles, S.A.B. de C.V. announced that the preparation of the Milpillas copper mine was completed and that mining, crushing and ore deposit activities were resumed to produce cathodic copper. Operations were suspended in Q2 2020 as a result of low copper prices due to the beginning of the COVID-19 pandemic. Franco-Nevada’s royalty entitles us to $0.04 per pound of copper produced from the mine.

Suspension of Operations due to Security Incident at Karma Mine – Burkina Faso

Operations at the Karma mine have been suspended following an attack by unidentified assailants in June 2022. While management at the Néré Mining Group, owner and operator of the Karma mine, is working on a plan to allow for the safe resumption of operations, we do not anticipate receiving further deliveries from our stream for the remainder of 2022.

Repayment of Loan Receivable from Noront Resources Ltd. – Ontario, Canada

We held a loan receivable from Noront Resources Ltd. (“Noront”), which we extended to Noront as part of our acquisition of royalty rights in the Ring of Fire mining district of Ontario, Canada, in April 2015 that had a contractual maturity date of September 30, 2022. On May 4, 2022, following the acquisition of Noront by Wyloo Metals Pty Ltd. (“Wyloo Metals”), we received $42.7 million as full repayment of the loan. We continue to own several royalties over Wyloo’s property in the Ring of Fire.

Cobre Panama Constitutional Proceedings – Panama

In relation to the ongoing constitutional proceedings in connection with Minera Panama SA’s (“MPSA”) mining concession contract, First Quantum Minerals Ltd. (“First Quantum”) reported that, in July 2021, the Government of Panama announced the appointment of a high-level commission of senior government ministers and officials, chaired by the Minister of Commerce, to discuss MPSA’s concession contract. In September 2021, the Supreme Court upheld its ruling in respect of the clarification motions presented by First Quantum to the Court in relation to its Law 9 decision announced in September 2018 and the ruling was gazetted in Q4 2021. First Quantum’s understanding is that the upholding of the unconstitutionality ruling against Law 9 of 1997 does not have retroactive effects, pursuant to article 2573 of the Code of Judicial Proceedings of Panama, therefore the approval of the mining concession contract which occurred in 1997 with the enactment of Law 9, remains unaltered, providing operational continuity as per the status quo. In September 2021, the Ministry of Commerce publicly announced the culmination of the high-level formal discussions with First Quantum on two topics being environmental and labour matters. Subsequently, discussion on the economic and tax aspects ensued and the Government of Panama presented proposals which were unacceptable to First Quantum. On December 22, 2021, the unconstitutionality ruling was gazetted, after the requests for clarification submitted by MPSA had been deemed inadmissible in July 2021.

During January 2022, the Government of Panama tabled a new proposal, namely that the Government of Panama should receive $375 million in benefits per year from Cobre Panama and that the existing revenue royalty payable to the Government will be replaced by a gross profit royalty. The parties continue to finalize the details behind these proposed principles, including the appropriate mechanics that would achieve the desired outcome, the necessary protections to First Quantum’s business for downside copper price impact and production scenarios and ensuring that the new contract and legislation are both durable and sustainable.

In the second quarter of 2022, the Minister of Commerce was replaced and discussions have subsequently continued, including the installation of a bilateral contractual drafting committee in early September 2022. First Quantum has announced that it remains committed to a timely conclusion of the Law 9 issue. Once an agreement is concluded and the full contract is documented, First Quantum expects that the newly drafted legislation would be put to the Panamanian National Assembly.

Franco-Nevada does not expect the current proposal to have a material impact on future deliveries pursuant to the Cobre Panama stream.

2022 Third Quarter Management’s Discussion and Analysis	7

Dividends

In Q3 2022, we declared a quarterly dividend of US$0.32 per share, an increase compared to the dividend of US$0.30 per share in Q3 2021. The increase was effective in the first quarter of the year rather than in the second quarter as in prior years. Total dividends in Q3 2022 were $61.0 million, of which $48.3 million was paid in cash and $12.7 million was paid in common shares under our Dividend Reinvestment Plan (“DRIP”). For YTD 2022, dividends declared were $0.96 per share. Total dividends declared were $184.2 million, of which $149.6 million was paid in cash and $34.6 million was paid in common shares under the DRIP.

Credit Facility

On August 15, 2022, we renewed our $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”), extending the maturity date to August 15, 2027. As at September 30, 2022, there were no amounts borrowed against the Corporate Revolver. However, we have posted security in the form of standby letters of credit in the amount of $18.6 million (C$25.5 million) in connection with the audit by the Canada Revenue Agency (“CRA”). These standby letters of credit reduce the available balance under the Corporate Revolver.

Guidance

The following contains forward-looking statements. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the SEC on www.sec.gov. The 2022 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

Based on the strong contribution from our Energy assets year-to-date, we expect to be near the high end of our GEO guidance with a higher contribution from our Diversified GEOs than originally expected.

	2022 guidance	YTD 2022 actual	YTD 2021 actual
Total GEO sales	680,000 - 740,000	546,074	545,694
Precious Metal GEO sales	510,000 - 550,000	380,743	419,599
1	We expect our streams to contribute between 375,000 and 415,000 of our GEO sales for 2022. For the three and nine months ended September 30, 2022, we sold 90,237 GEOs and 285,140 GEOs, respectively, from our streams.
2	For our 2022 guidance, when reflecting revenue earned from gold, silver, platinum, palladium, iron ore, oil and gas commodities as GEOs, we have assumed the following prices for the remainder of the year: $1,650/oz Au, $19.00/oz Ag, $900/oz Pt, $2,200/oz Pd, $100/tonne Fe 62% CFR China, $80/bbl WTI oil and $5.00/mcf Henry Hub natural gas.
3	Total GEO sales guidance does not assume any other acquisitions and does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental as part of our remaining commitment of $83.6 million.

We estimate depletion and depreciation expense in 2022 to be within the previously announced range of $270.0 million to $300.0 million. In YTD 2022, depletion expense was $212.7 million.

As of September 30, 2022, our remaining capital commitment to the Royalty Acquisition Venture with Continental is $83.6 million. We anticipate our funding for the full year 2022 to be between $10.0 million and $20.0 million, of which $8.0 million has been funded in YTD 2022.

Market Overview

The prices of gold and other precious metals are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The price of gold can be volatile and is affected by macroeconomic and industry factors that are beyond our control. Major influences on the gold price include interest rates, fiscal and monetary stimulus, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar and supply and demand for gold.

Commodity price volatility also impacts the number of GEOs when reflecting non-gold commodities as GEOs. Silver, platinum, palladium, iron ore, other mining commodities and oil and gas are reflected as GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold.

Rising interest rates and concerns around a slowing global economy have weighed down on commodity prices in 2022, partly offset by continued inflationary pressures and ongoing political tensions and uncertainties. Gold prices increased 1.3%, averaging $1,825/oz in YTD 2022, compared to $1,801/oz in YTD 2021, and ended the period at $1,672/oz. Silver prices averaged $21.94/oz in YTD 2022, a decrease of 14.9% compared to $25.78/oz in YTD 2021. Platinum and palladium prices averaged $958/oz and $2,163/oz, respectively, in YTD 2022, compared to $1,122/oz and $2,551/oz, respectively, in YTD 2021, a decrease of 14.6% for platinum and 15.2% for palladium.

In YTD 2022, WTI prices averaged $98.09/bbl, a 51.3% increase from YTD 2021. Edmonton Light prices averaged C$123.51/bbl in YTD 2022, an increase of 61.8% compared to YTD 2021. Henry Hub natural gas prices averaged $6.65/mcf in YTD 2022 compared to $3.34/mcf in YTD 2021, an increase of 99.1%. Prices for 62% iron ore fines averaged $129/tonne in YTD 2022 compared to $205/tonne in YTD 2021, a decrease of 37.1%.

2022 Third Quarter Management’s Discussion and Analysis	8

Selected Financial Information

	For the three months ended		For the nine months ended
(in millions, except Average Gold Price, GEOs sold,	September 30,		September 30,
Margin, per GEO amounts and per share amounts)	2022	2021	2022	2021

Statistical Measures
Average Gold Price	$1,728	$1,789	$1,825	$1,801
GEOs sold(1)	176,408	177,578	546,074	545,694

Statement of Comprehensive Income
Revenue	$304.2	$316.3	$995.3	$972.3
Depletion and depreciation	68.5	73.0	212.7	221.4
Costs of sales	42.0	42.0	131.1	129.9
Operating income	188.2	196.8	631.8	593.6
Net income	157.1	166.0	535.6	512.8
Basic earnings per share	$0.82	$0.87	$2.80	$2.68
Diluted earnings per share	$0.82	$0.87	$2.79	$2.68

Dividends declared per share	$0.32	$0.30	$0.96	$0.86
Dividends declared (including DRIP)	$61.0	$57.5	$184.2	$164.0
Weighted average shares outstanding	191.6	191.1	191.5	191.0

Non-GAAP Measures
Cash Costs(2) (3)	$42.0	$42.0	$131.1	$129.9
Cash Costs(2) (3) per GEO sold	$238	$237	$240	$238
Adjusted EBITDA(2)	$256.7	$269.8	$844.5	$822.5
Adjusted EBITDA(2) per share	$1.34	$1.41	$4.41	$4.31
Margin(2)	84.4%	85.3%	84.8%	84.6%
Adjusted Net Income(2)	$159.7	$165.6	$532.7	$509.1
Adjusted Net Income(2) per share	$0.83	$0.87	$2.78	$2.67

Statement of Cash Flows
Net cash provided by operating activities	$232.3	$206.9	$720.2	$676.4
Net cash used in investing activities	$(30.9)	$(7.1)	$(47.3)	$(728.6)
Net cash used in financing activities	$(49.1)	$(47.3)	$(145.3)	$(134.1)

	As at	As at
	September 30,	December 31,
(expressed in millions)	2022	2021
Statement of Financial Position
Cash and cash equivalents	$1,057.4	$539.3
Short-term investments	—	39.7
Total assets	6,443.7	6,209.9
Deferred income tax liabilities	135.1	135.4
Total shareholders’ equity	6,251.4	6,025.2
Available Capital	2,038.8	1,621.1

1	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. In this MD&A, GEOs for comparative periods have been recalculated to conform with the current presentation. Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table on pages 11 and 16 of this MD&A for indicative prices which may be used in the calculations of GEOs for the three and nine months ended September 30, 2022 and 2021, respectively.
2	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Margin, Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP financial measures” section of this MD&A for more information on each non-GAAP financial measure.
3	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. Similarly, the composition of Cash Costs and Cash Costs per GEO has been amended to include costs and GEOs related to Franco-Nevada’s Energy assets. Cash Costs and Cash Costs per GEO for comparative periods have been recalculated to conform with current presentation.

2022 Third Quarter Management’s Discussion and Analysis	9

Revenue by Asset

Our portfolio is well-diversified with GEOs and revenue being earned from assets in various jurisdictions, of which 45 are Precious Metal assets. The following table details revenue earned from our various royalty, stream and working interests for the three and nine months ended September 30, 2022 and 2021:

		For the three months ended		For the nine months ended
(expressed in millions)	Interest and %	September 30,		September 30,
Property	(Gold unless otherwise indicated)	2022	2021	2022	2021
PRECIOUS METALS
South America
Candelaria	Stream 68% Gold & Silver	$30.4	$26.8	$91.8	$80.8
Antapaccay	Stream (indexed) Gold & Silver	23.8	24.9	72.0	80.9
Antamina	Stream 22.5% Silver	15.2	24.2	53.7	76.9
Condestable	Stream Gold & Silver, Fixed through 2025 then %	5.0	5.6	16.7	17.0
Other		1.4	1.4	4.9	4.0
Central America & Mexico
Cobre Panama	Stream (indexed) Gold & Silver	$45.2	$53.3	$166.4	$170.5
Guadalupe-Palmarejo	Stream 50%	15.7	20.7	58.2	61.5
Other		—	—	—	0.3
United States
Stillwater	NSR 5% PGM	$5.5	$14.3	$27.4	$46.2
Goldstrike	NSR 2-4%, NPI 2.4-6%	3.6	3.2	14.8	17.6
Gold Quarry	NSR 7.29%	—	—	4.9	7.5
Marigold	NSR 1.75-5%, GR 0.5-4%	1.9	1.8	4.6	6.1
Bald Mountain	NSR/GR 0.875-5%	3.3	2.4	5.2	7.7
Other		2.8	2.3	7.1	7.6
Canada
Detour Lake	NSR 2%	$5.8	$6.3	$20.1	$17.4
Sudbury	Stream 50% PGM & Gold	5.0	3.2	15.1	14.4
Hemlo	NSR 3%, NPI 50%	6.4	4.0	24.4	29.6
Brucejack	NSR 1.2%	1.9	1.7	4.6	5.1
Kirkland Lake	NSR 1.5-5.5%, NPI 20%	1.3	1.3	4.2	4.2
Other		2.4	3.0	6.8	7.8
Rest of World
MWS	Stream 25%	$9.6	$11.1	$29.4	$29.7
Sabodala	Stream 6%, Fixed to 105,750 oz	3.9	4.1	12.7	12.5
Tasiast	NSR 2%	4.5	0.2	13.5	6.2
Subika (Ahafo)	NSR 2%	5.0	3.0	12.0	7.5
Karma	Stream 4.875%	—	2.2	3.3	8.3
Duketon	NSR 2%	4.0	3.6	8.5	9.2
Other		3.1	2.9	11.0	10.1
		$206.7	$227.5	$693.3	$746.6
DIVERSIFIED
Vale	0.264% Iron Ore, 0.367% Copper/Gold, 0.147% Other	$6.2	$21.7	$33.1	$49.7
LIORC	GORR 0.7% Iron Ore, IOC Equity 1.5%(1)	4.6	10.5	11.6	24.4
Other mining assets		2.9	1.5	6.4	4.1
United States (Energy)
Marcellus	GORR 1%	$16.1	$10.0	$44.5	$25.0
Haynesville	Various Royalty Rates	17.7	11.1	49.2	25.5
SCOOP/STACK	Various Royalty Rates	16.2	8.4	43.9	26.2
Permian Basin	Various Royalty Rates	12.0	9.0	38.4	25.0
Other		0.1	—	0.2	0.1
Canada (Energy)
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$15.1	$11.8	$52.2	$31.5
Orion	GORR 4%	3.7	2.6	12.4	8.0
Other		2.9	2.2	10.1	6.2
		$97.5	$88.8	$302.0	$225.7
Revenue		$304.2	$316.3	$995.3	$972.3

1 Interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

2022 Third Quarter Management’s Discussion and Analysis	10

Review of Quarterly Financial Performance

The prices of precious metals, iron ore, and oil and gas and production from our assets are the largest factors in determining our profitability and cash flow from operations. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Quarterly average prices and rates		Q3 2022	Q3 2021	Variance
Gold(1)	($/oz)	$1,728	$1,789	(3.4)%
Silver(1)	($/oz)	19.22	24.36	(21.1)%
Platinum(1)	($/oz)	886	1,024	(13.5)%
Palladium(1)	($/oz)	2,074	2,459	(15.7)%
Iron Ore Fines 62% Fe CFR China	($/tonne)	105	191	(45.0)%

Edmonton Light	(C$/bbl)	116.51	84.20	38.4%
West Texas Intermediate	($/bbl)	91.56	70.52	29.8%
Henry Hub	($/mcf)	7.91	4.32	83.1%

CAD/USD exchange rate(2)		0.7659	0.7937	(3.5)%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the three months ended September 30, 2022 and 2021 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended September 30,	2022	2021	Variance	2022	2021	Variance
Commodity
Gold	96,628	94,829	1,799	$166.6	$169.2	$(2.6)
Silver	17,883	23,405	(5,522)	30.3	41.4	(11.1)
PGM	6,031	9,458	(3,427)	9.8	16.9	(7.1)
Precious Metals	120,542	127,692	(7,150)	$206.7	$227.5	$(20.8)
Iron ore	6,311	17,933	(11,622)	$10.8	$32.2	$(21.4)
Other mining assets	1,574	870	704	2.9	1.5	1.4
Oil	20,930	15,714	5,216	36.6	27.9	8.7
Gas	23,516	11,982	11,534	40.9	21.2	19.7
NGL	3,535	3,387	148	6.3	6.0	0.3
Diversified	55,866	49,886	5,980	$97.5	$88.8	$8.7
	176,408	177,578	(1,170)	$304.2	$316.3	$(12.1)
Geography
South America	49,137	58,698	(9,561)	$84.4	$104.6	$(20.2)
Central America & Mexico	35,696	41,838	(6,142)	61.1	74.5	(13.4)
United States	45,178	35,259	9,919	79.4	62.7	16.7
Canada	28,878	26,091	2,787	49.1	46.6	2.5
Rest of World	17,519	15,692	1,827	30.2	27.9	2.3
	176,408	177,578	(1,170)	$304.2	$316.3	$(12.1)
Type
Revenue-based royalties	68,479	61,705	6,774	$119.3	$111.4	$7.9
Streams	90,237	98,963	(8,726)	153.9	176.1	(22.2)
Profit-based royalties	10,337	8,011	2,326	17.9	12.8	5.1
Other	7,355	8,899	(1,544)	13.1	16.0	(2.9)
	176,408	177,578	(1,170)	$304.2	$316.3	$(12.1)
1	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. GEOs for comparative periods have been recalculated to conform with the current presentation. Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

2022 Third Quarter Management’s Discussion and Analysis	11

We earned $304.2 million in revenue in Q3 2022, down 3.8% from Q3 2021. The decrease in our revenue was primarily driven by a decrease in metal prices and fewer GEOs earned from our Precious Metal assets, mostly offset by higher realized oil and gas prices from our Energy assets. In Q3 2022, we earned 67.9% of our revenue from Precious Metals, down from 71.9% in Q3 2021. Geographically, we remain heavily invested in the Americas, with 90.1% of our revenue in Q3 2022, compared to 91.2% in Q3 2021.

Quarterly Revenue by Commodity and Geography – Q3 2021 to Q3 2022

(US$ millions)

Revenue by Commodity
Gold
$166.6
$169.2
Silver
$30.3
$41.4
PGM
$9.8
$16.9
Iron Ore
$10.8
$32.2
Other Mining Assets
$2.9
$1.5
Energy
$83.8
$55.1
$-
$50
$100
$150
$200

Revenue by Geography
South America
$84.4
$104.6
Central America & Mexico
$61.1
$74.5
United States & Canada
$128.5
$109.3
Rest of World
$30.2
$27.9
$-
$50
$100
$150
$200

Q3 2022
Q3 2021

We sold 176,408 GEOs in Q3 2022 compared to 177,578 GEOs in Q3 2021. A comparison of our sources of GEOs in Q3 2022 to Q3 2021 is shown below:

2022 Third Quarter Management’s Discussion and Analysis	12

Precious Metals

Our Precious Metal assets contributed 120,542 GEOs in Q3 2022, compared to 127,692 GEOs in Q3 2021. The decrease is primarily due to the following:

●	Cobre Panama – We earned 26,352 GEOs from our Cobre Panama stream, compared to 29,880 GEOs in Q3 2021. While Cobre Panama produced a record 92,000 tonnes of copper in the quarter and achieved record quarterly throughput, deliveries to Franco-Nevada were lower than in the prior year period due to the timing of shipments. We expect deliveries to be higher in Q4 2022.
●	Stillwater – We earned 3,179 GEOs from Stillwater, compared to 8,042 GEOs in Q3 2021. PGM production was lower at Stillwater relative to Q3 2021 as a result of ongoing operational constraints and the temporary suspension of operations following the flooding that occurred in June 2022. In addition, the decrease in GEOs reflects a less favourable PGM to gold conversion ratio when compared to the 2021 period.
●	Antamina – We sold 9,064 GEOs from our Antamina silver stream, compared to 13,758 GEOs in Q3 2021. As expected, silver ounces sold decreased in the current quarter compared to the prior year period when silver production was particularly strong. In addition, the decrease in GEOs reflects a less favourable silver to gold conversion ratio when compared to the 2021 period.
●	Guadalupe-Palmarejo – We sold 9,254 GEOs from our Guadalupe-Palmarejo stream in Q3 2022, compared to 11,701 GEOs in Q3 2021. We received lower deliveries in the current period due to lower grades and a smaller proportion of production being sourced from ground covered by our stream.

The above decreases were partly offset by the following:

●	Candelaria – We earned 17,457 GEOs from our Candelaria stream, compared to 14,953 GEOs in Q3 2021 due to higher head grades extracted and processed than in the prior year period.
●	Tasiast – We earned 2,649 GEOs from our Tasiast royalty, compared to 98 GEOs in Q3 2021. A mill fire occurred in June 2021, resulting in a temporary suspension of production at Tasiast in Q2 2021. Mill throughput, grades and recoveries also increased throughout the course of 2022. The Tasiast 24k project continues to progress, with the process plant reported to average throughput of 21,000 tonnes per day in June and July 2022.

Diversified

Our Diversified assets generated $97.5 million in revenue, up from $88.8 million in Q3 2021, primarily comprising our Iron Ore and Energy interests. Our Iron Ore assets generated $10.8 million in Q3 2022, compared to $32.2 million in Q3 2021. Our Energy interests contributed $83.8 million in revenue in Q3 2022, compared to $55.1 million in Q3 2021. When converted to GEOs, Diversified assets contributed 55,866 GEOs, up from 49,886 GEOs in Q3 2021. In Q3 2022, GEOs from our Energy assets benefited from a more favourable GEO conversion ratio than in Q3 2021, while GEOs from our Iron Ore assets were negatively impacted by a less favourable GEO conversion ratio.

Other Mining

●	Vale Royalty – We recorded $6.2 million in revenue from our Vale Royalty in Q3 2022 compared to $21.7 million in Q3 2021. Revenue in Q3 2022 was lower than in the prior period reflecting lower iron ore prices and attributable sales. In addition, royalty payments relating to the six-month period ended June 30, 2022 were lower than had been estimated by Franco-Nevada in its H1 2022 accruals and that adjustment was reflected in the current quarter.
●	LIORC – Labrador Iron Ore Royalty Corporation (“LIORC”) contributed $4.6 million in revenue in Q3 2022, compared to $10.5 million in Q3 2021. LIORC declared a cash dividend of C$1.00 per common share, compared to C$2.10 per common share in Q2 2021, reflecting lower iron ore prices.

Energy

●	Marcellus – Revenue from the Marcellus asset was $16.1 million in Q3 2022 compared to $10.0 million in Q3 2021. Revenues benefited from significantly higher NGL and natural gas prices, partly offsetting a slight decrease in production.
●	Haynesville – Revenue from the Haynesville asset was $17.7 million in Q3 2022, compared to $11.1 million in Q3 2021, as the asset benefited from higher natural gas prices.
●	SCOOP/STACK – Royalties from the SCOOP/STACK asset generated $16.2 million in Q3 2022 compared to $8.4 million, reflecting higher prices and increased production from our interests earned through the Royalty Acquisition Venture with Continental.
●	Permian – Royalties from the Permian Basin asset contributed $12.0 million in Q3 2022 compared to $9.0 million in Q3 2021. The increase in revenue in the current period reflects higher realized prices.
●	Weyburn – Revenue from the Weyburn Unit was $15.1 million in Q3 2022 compared to $11.8 million in Q3 2021, reflecting the increase in commodity prices, which more than offset higher operating and capital expenditures incurred through our working interest.

2022 Third Quarter Management’s Discussion and Analysis	13

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the three months ended September 30,
(expressed in millions)	2022	2021	Variance
Costs of stream sales	$37.1	$38.9	$(1.8)
Mineral production taxes	0.6	0.5	0.1
Mining costs of sales	$37.7	$39.4	$(1.7)
Energy costs of sales	4.3	2.6	1.7
	$42.0	$42.0	$0.0

Costs of sales related to our streams were lower compared to Q3 2021, reflecting the decrease in GEOs from our streams. This was partly offset by the impact of having received a larger proportion of our GEOs from streams which carry a higher cost per ounce. In addition, our costs of sales related to our Energy assets increased compared to Q3 2021, as these include royalties and production taxes which vary based on revenue earned from our Energy assets. A comparison of our costs of sales incurred in Q3 2022 to Q3 2021 is shown below:

2022 Third Quarter Management’s Discussion and Analysis	14

Depletion and Depreciation

Depletion and depreciation expense totaled $68.5 million in Q3 2022, compared to $73.0 million in Q3 2021. While GEOs sold in the current quarter were relatively consistent with the prior year period, we sold a higher proportion of GEOs from assets which carry a relatively lower depletion rate per GEO. A comparison of our depletion expense incurred in Q3 2022 to Q3 2021 is shown below:

Depletion Reconciliation – Q3 2021 to Q3 2022

(US$ millions)
Depletion - Q3 2021
$73.0
Antamina
- $2.3
Karma
- $1.8
Corbre Panama
- $1.2
Vale
- $1.2
Antapaccay
- $0.8
Marcellus
- $0.7
Other, net
- $0.4
SCOOP/STACK
+ $1.0
Candelaria
+ $1.3
Energy - Canada
+ $1.6
Depletion - Q3 2022
$68.5

Income Taxes

Income tax expense was $30.4 million in Q3 2022, compared to $30.2 million in Q3 2021, comprised of a current income tax expense of $21.4 million (Q3 2021 – $31.9 million) and a deferred income tax expense of $9.0 million (Q3 2021 – a deferred tax recovery of $1.7 million).

Net Income

Net income for Q3 2022 was $157.1 million, or $0.82 per share, compared to $166.0 million, or $0.87 per share, in Q3 2021. The decrease in net income is primarily attributable to lower revenue and higher foreign exchange loss and other expenses, partly offset by lower operating expenses. Adjusted Net Income, which adjusts for impairment charges and reversals, foreign exchange gains and losses and other income and expenses, among other items, was $159.7 million, or $0.83 per share, compared to $165.6 million, or $0.87 per share, earned in Q3 2021.

2022 Third Quarter Management’s Discussion and Analysis	15

Review of Year-To-Date Financial Performance

The following table summarizes average commodity prices and average exchange rates during the periods presented.

Average prices and rates		YTD 2022	YTD 2021	Variance
Gold(1)	($/oz)	$1,825	$1,801	1.3%
Silver(1)	($/oz)	21.94	25.78	(14.9)%
Platinum(1)	($/oz)	958	1,122	(14.6)%
Palladium(1)	($/oz)	2,163	2,551	(15.2)%
Iron Ore Fines 62% Fe CFR China	($/tonne)	129	205	(37.1)%

Edmonton Light	(C$/bbl)	123.51	76.35	61.8%
West Texas Intermediate	($/bbl)	98.09	64.82	51.3%
Henry Hub	($/mcf)	6.65	3.34	99.1%

CAD/USD exchange rate(2)		0.7797	0.7994	(2.5)%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue

Revenue and GEO sales by commodity, geographical location and type of interest for the nine months ended September 30, 2022 and 2021 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the nine months ended September 30,	2022	2021	Variance	2022	2021	Variance
Commodity
Gold	299,173	310,898	(11,725)	$544.9	$554.1	$(9.2)
Silver	58,740	75,755	(17,015)	107.2	134.1	(26.9)
PGM	22,830	32,946	(10,116)	41.2	58.4	(17.2)
Precious Metals	380,743	419,599	(38,856)	$693.3	$746.6	$(53.3)
Iron ore	24,573	41,148	(16,575)	$44.7	$74.1	$(29.4)
Other mining assets	3,459	2,180	1,279	6.4	4.1	2.3
Oil	66,448	44,298	22,150	121.8	79.1	42.7
Gas	59,597	30,116	29,481	108.3	53.5	54.8
NGL	11,254	8,353	2,901	20.8	14.9	5.9
Diversified	165,331	126,095	39,236	$302.0	$225.7	$76.3
	546,074	545,694	380	$995.3	$972.3	$23.0
Geography
South America	151,405	173,722	(22,317)	$275.8	$309.5	$(33.7)
Central America & Mexico	123,031	129,825	(6,794)	224.8	232.6	(7.8)
United States	131,564	110,946	20,618	241.0	195.3	45.7
Canada	89,405	83,086	6,319	161.5	148.6	12.9
Rest of World	50,669	48,115	2,554	92.2	86.3	5.9
	546,074	545,694	380	$995.3	$972.3	$23.0
Type
Revenue-based royalties	203,847	177,306	26,541	$371.5	$316.9	$54.6
Streams	285,140	309,968	(24,828)	519.4	552.5	(33.1)
Profit-based royalties	38,499	37,080	1,419	70.3	63.7	6.6
Other	18,588	21,340	(2,752)	34.1	39.2	(5.1)
	546,074	545,694	380	$995.3	$972.3	$23.0
1	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets are included in the calculation of GEOs. GEOs for comparative periods have been recalculated to conform with the current presentation. Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

We earned $995.3 million in revenue in YTD 2022, up 2.4% from YTD 2021. The growth in our revenue was driven by higher revenue from our Energy assets, partly offset by a decrease in GEOs earned from our Precious Metal and Iron Ore assets.

2022 Third Quarter Management’s Discussion and Analysis	16

We earned 69.7% of our YTD 2022 revenue from Precious Metal assets, compared to 76.8% in YTD 2021 due to the growth in our Diversified assets driven by the increase in oil and gas prices in 2022. Geographically, we remain heavily invested in the Americas, with 90.7% of revenue in YTD 2022, compared to 91.1% in YTD 2021.

Quarterly Revenue by Commodity and Geography – YTD 2021 to YTD 2022

(US$ millions)

Revenue by Commodity
Gold
$544.9
$554.1
Silver
$107.2
$134.1
PGM
$41.2
$58.4
Iron Ore
$44.7
$74.1
Other Mining Assets
$6.4
$4.1
Energy
$250.9
$147.5
$-
$100
$200
$300
$400
$500
$600

Revenue by Geography
South America
$275.8
$309.5
Central America & Mexico
$224.8
$232.6
United States & Canada
$402.5
$343.9
Rest of World
$92.2
$86.3
$-
$100
$200
$300
$400
$500

YTD 2022
YTD 2021

We sold 546,074 GEOs in YTD 2022, compared to 545,694 GEOs in YTD 2021. A comparison of our sources of GEOs in YTD 2022 to YTD 2021 is shown below:

2022 Third Quarter Management’s Discussion and Analysis	17

Precious Metals

Our Precious Metal assets contributed 380,743 GEOs in YTD 2022, down from 419,599 GEOs in YTD 2021. The decrease in GEOs from Precious Metal assets compared to the prior year was primarily due to the following:

●	Antamina – We sold 29,418 GEOs from our Antamina silver stream, compared to 43,788 GEOs in YTD 2021. The decrease in GEOs reflects an anticipated decrease in silver ounces sold relative to the prior year period when silver production at Antamina was particularly strong together with a less favourable GEO conversion ratio for silver.
●	Stillwater – We earned 14,811 GEOs from Stillwater, compared to 25,853 GEOs in YTD 2021. PGM production was lower at Stillwater as a result of ongoing operational constraints and the temporary suspension of operations following the flooding that occurred in June 2022 ounces. In addition, the decrease in GEOs reflects a less favourable PGM to gold conversion ratio when compared to the 2021 period.
●	Antapaccay – We sold 39,624 GEOs from our Antapaccay stream, compared to 45,283 GEOs in YTD 2021 due to anticipated lower grades in 2022 as well as a temporary elevated strip ratio.
●	Hemlo – We sold 13,327 GEOs in YTD 2022 compared to 16,425 GEOs in YTD 2021. The decrease in GEOs sold was driven by production shifting from ground where we hold our royalty interests and higher costs.
●	Goldstrike – We earned 8,039 GEOs from our Goldstrike royalties, compared to 11,370 GEOs in YTD 2021. The prior year period included $7.1 million in revenue related to prior periods.

The above decreases were partly offset by the following factors:

●	Candelaria – We sold 50,263 GEOs from our Candelaria stream, compared to 45,106 in YTD 2021 due to higher head grades extracted and processed than in the prior year period.
●	Tasiast – We earned 7,431 GEOs from our Tasiast royalty, compared to 3,432 GEOs in YTD 2021, attributable to higher grades and throughput as capacity continues to increase as part of the Tasiast 24k project. The prior year period was also affected by a mill fire that occurred in June 2022.
●	Subika (Ahafo) – We earned 6,642 GEOs from our Subika (Ahafo) royalty, compared to 4,184 GEOs in YTD 2021 due to higher ore grade milled at the mine as well as a larger proportion of production being sourced from ground covered by our royalty.
●	Detour Lake – We earned 11,320 GEOs from our Detour royalty, compared to 9,665 GEOs in YTD 2021, reflecting higher production at the mine.

Diversified

Our Diversified assets generated $302.0 million in revenue in YTD 2022, up from $225.7 million in YTD 2021, primarily comprising our Iron Ore and Energy interests. Our Iron Ore assets generated $44.7 million in YTD 2022, compared to $74.1 million in YTD 2021. Our Energy interests contributed $250.9 million in revenue in YTD 2022, compared to $147.5 million in YTD 2021. When converted to GEOs, Diversified assets contributed 165,331 GEOs in YTD 2022, up from 126,095 GEOs in YTD 2021. The calculation of GEOs from Diversified assets is affected by relative changes in commodity prices during the period. In YTD 2022, revenues from our Energy interests benefited from more favourable GEO conversion ratios than in YTD 2021 due to higher relative prices, while GEOs from our Iron Ore assets were negatively impacted by a less favourable GEO conversion ratio.

Other Mining

●	Vale Royalty – Revenue from Vale was $33.1 million in YTD 2022 compared to $49.7 million in YTD 2021, primarily due to lower iron ore prices as well as lower attributable sales.
●	LIORC – LIORC contributed $11.6 million in revenue in YTD 2022 compared to $24.4 million in YTD 2021, reflecting lower iron ore prices which more than offset an increase in pellet and concentration production at the Carol Lake mine. Iron Ore Company of Canada reported higher than historical levels of capital expenditures in order to maintain and upgrade existing infrastructure at the Carol Lake mine.

Energy

●	Marcellus – Revenue from the Marcellus asset, operated by Range Resources, was $44.5 million in YTD 2022 compared to $25.0 million in YTD 2021. Higher prices for natural gas and natural gas liquids more than offset a slight reduction in production in the current year.
●	Haynesville – In YTD 2022, we earned $49.2 million in revenue from our Haynesville portfolio, compared to $25.5 million in YTD 2021 due to higher natural gas prices.
●	SCOOP/STACK – Royalties from the SCOOP/STACK generated $43.9 million in YTD 2022 compared to $26.2 million in YTD 2021, primarily due to higher realized prices and increased production from our interests earned through the Royalty Acquisition Venture with Continental.
●	Permian – Royalties from the Permian Basin contributed $38.4 million in YTD 2022 compared to $25.0 million in YTD 2021, reflecting higher commodity prices and higher production volumes from the Permian Basin compared to the prior year.
●	Weyburn – Revenue from the Weyburn Unit in YTD 2022 was $52.2 million compared to $31.5 million in YTD 2021. Revenues benefited from strong prices and increased production in YTD 2022 compared to YTD 2021, which more than offset higher operating and capital expenditures incurred through our working interest.

2022 Third Quarter Management’s Discussion and Analysis	18

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the nine months ended September 30,
(expressed in millions)	2022	2021	Variance
Costs of stream sales	$118.4	$120.2	$(1.8)
Mineral production taxes	1.5	1.6	(0.1)
Mining costs of sales	$119.9	$121.8	$(1.9)
Energy costs of sales	11.2	8.1	3.1
	$131.1	$129.9	$1.2

Costs of sales related to our streams in YTD 2022 decreased relative to YTD 2021, reflecting the decrease in GEOs from our streams. This was partly offset by the impact of having received a larger proportion of our GEOs from streams which carry a higher cost per ounce. In addition, our costs of sales related to our Energy assets increased compared to YTD 2021, as these include royalties and production taxes which vary based on revenue earned from our Energy assets. A comparison of our costs of sales incurred in YTD 2022 to YTD 2021 is shown below:

2022 Third Quarter Management’s Discussion and Analysis	19

Depletion and Depreciation

Depletion and depreciation expense totaled $212.7 million in YTD 2022 compared to $221.4 million in YTD 2021. While total GEOs sold increased over the prior year period, a larger proportion of our GEOs were earned from assets which carry a lower depletable base. A comparison of our depletion expense incurred in YTD 2022 to YTD 2021 is shown below:

Depletion Reconciliation – YTD 2021 to YTD 2022

(US$ millions)

Depletion - YTD 2021
$221.4
Antamina
- $5.9
Antapaccay
- $5.7
Karma
- $3.4
Other, net
- $2.3
Vale
- $1.2
Cobre Panama
- $0.9
Midland
+ $1.2
Condestable
+ $1.5
SCOOP/STACK
+ $2.5
Energy - Canada
+ $2.7
Candelaria
+ $2.8
Depletion - YTD 2022
$212.7

Income Taxes

Income tax expense in YTD 2022 totaled $103.1 million, compared to $79.4 million in YTD 2021, comprised of a current income tax expense of $80.9 million (YTD 2021 – $69.2 million) and a deferred income tax expense of $22.2 million (YTD 2021 – $10.2 million).

Franco-Nevada is undergoing an audit by the CRA of its 2012-2017 taxation years. Refer to the “Contingencies” section of this MD&A for further details.

Net Income

Net income in YTD 2022 was $535.6 million, or $2.80 per share, compared to $512.8 million, or $2.68 per share in YTD 2021, reflecting strong revenue from our Energy assets as well as lower operating expenses. In addition, our net income in YTD 2021 was lowered by the impairment charges recorded on our Aği Daği royalty.

Adjusted Net Income was $532.7 million, or $2.78 per share, compared to $509.1 million, or $2.67 per share, earned in YTD 2021. The increase in Adjusted Net Income in YTD 2022 was primarily driven by our increased revenue relative to YTD 2021.

2022 Third Quarter Management’s Discussion and Analysis	20

General and Administrative and Share-Based Compensation Expenses

The following table provides a breakdown of general and administrative expenses and share-based compensation expenses incurred for the periods presented:

	For the three months ended September 30,			For the nine months ended September 30,
(expressed in millions)	2022	2021	Variance	2022	2021	Variance
Salaries and benefits	$2.4	$2.0	$0.4	$6.8	$6.3	$0.5
Professional fees	0.7	1.4	(0.7)	2.8	3.3	(0.5)
Filing fees	0.2	—	0.2	1.0	0.4	0.6
Office costs	0.2	0.1	0.1	0.4	0.3	0.1
Board of Directors' costs	—	0.3	(0.3)	0.2	0.4	(0.2)
Other	1.2	1.0	0.2	4.9	3.7	1.2
General and administrative expenses	$4.7	$4.8	$(0.1)	$16.1	$14.4	$1.7
Share-based compensation expenses	0.4	(0.2)	0.6	4.7	6.8	(2.1)
	$5.1	$4.6	$0.5	$20.8	$21.2	$(0.4)

General and administrative and share-based compensation expenses represented 2.1% of our revenue, down from 2.2% in YTD 2021. Our general and administrative expenses include business development costs. These costs vary depending upon the level of business development related activity and the timing of completing transactions.

Share-based compensation expenses include the amortization expense of equity-settled stock options and restricted share units, as well as the gain or loss on the mark-to-market of deferred share units (“DSUs”) granted to the directors of Franco-Nevada. Share-based compensation was lower in YTD 2022 than in YTD 2021 owing to the lower share price during the period which resulted in a lower mark-to-market adjustment on the DSU liability.

Other Income and Expenses

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended September 30,			For the nine months ended September 30,
(expressed in millions)	2022	2021	Variance	2022	2021	Variance
Foreign exchange (loss) gain	$(1.4)	$(0.3)	$(1.1)	$2.6	$(1.4)	$4.0
Mark-to-market gain (loss) on warrants	0.7	(0.1)	0.8	0.7	(0.1)	0.8
Other (expenses) income	(1.6)	—	(1.6)	0.2	(0.2)	0.4
	$(2.3)	$(0.4)	$(1.9)	$3.5	$(1.7)	$5.2

The parent company’s functional currency is the Canadian dollar, while the functional currency of certain subsidiaries is the U.S. dollar. Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. In Q3 2022 and YTD 2022, the foreign exchange gain is primarily related to a receivable from our Vale Royalty. The receivable is denominated in Brazilian reais and resulted in a net foreign exchange gain when converted to the Canadian dollar.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended September 30,			For the nine months ended September 30,
(expressed in millions)	2022	2021	Variance	2022	2021	Variance
Finance income
Interest	$2.4	$0.6	$1.8	$5.9	$3.0	$2.9
	$2.4	$0.6	$1.8	$5.9	$3.0	$2.9
Finance expenses
Standby charges	$0.6	$0.5	$0.1	$1.7	$1.6	$0.1
Amortization of debt issue costs	0.1	0.3	(0.2)	0.7	0.8	(0.1)
Interest	—	—	—	—	0.2	(0.2)
Accretion of lease liabilities	0.1	—	0.1	0.1	0.1	—
	$0.8	$0.8	$(0.0)	$2.5	$2.7	$(0.2)

Finance income is earned on our cash and cash equivalents. We also earned interest income on the Noront loan receivable until it was repaid in May 2022 as well as a payment of 5% of the principal amount triggered by a change in control of Noront by Wyloo Metals on April 7, 2022.

Finance expenses consist of standby charges, which represent the costs of maintaining our credit facility based on the undrawn amounts and the amortization of costs incurred with respect to the initial set-up or subsequent amendments of our credit facility. In YTD 2022, we did not incur interest expense as we have not borrowed any amounts under our credit facilities during the period.

2022 Third Quarter Management’s Discussion and Analysis	21

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Average Gold Price, Margin, GEOs, per GEO amounts and	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
per share amounts)	2022	2022	2022	2021	2021	2021	2021	2020
Revenue	$304.2	$352.3	$338.8	$327.7	$316.3	$347.1	$308.9	$304.5
Costs and expenses(2)	116.0	120.7	126.8	60.6	119.5	141.8	117.4	108.7
Operating income	188.2	231.6	212.0	267.1	196.8	205.3	191.5	195.8
Other (expenses) income	(0.7)	1.6	6.0	(1.5)	(0.6)	(0.6)	(0.2)	2.4
Income tax expense	30.4	36.7	36.0	44.7	30.2	29.4	19.8	21.5
Net income	157.1	196.5	182.0	220.9	166.0	175.3	171.5	176.7
Basic earnings per share	$0.82	$1.03	$0.95	$1.16	$0.87	$0.92	$0.90	$0.93
Diluted earnings per share	$0.82	$1.02	$0.95	$1.15	$0.87	$0.92	$0.90	$0.92
Net cash provided by operating activities	$232.3	$257.3	$230.6	$279.0	$206.9	$245.2	$224.3	$246.3
Net cash used in investing activities	(30.9)	(14.8)	(1.6)	(36.4)	(7.1)	(543.1)	(178.4)	(137.9)
Net cash used in financing activities	(49.1)	(48.6)	(47.6)	(46.1)	(47.3)	(44.9)	(41.9)	(39.7)
Average Gold Price(3)	$1,728	$1,872	$1,874	$1,795	$1,789	$1,816	$1,794	$1,873
GEOs sold(4)	176,408	191,052	178,614	182,543	177,578	192,379	175,737	162,533
Cash Costs(5)	$42.0	$45.5	$43.6	$48.4	$42.0	$47.3	$40.6	$46.7
Cash Costs(5) per GEO sold	$238	$238	$244	$265	$237	$246	$231	$287
Adjusted EBITDA(5)	$256.7	$301.2	$286.6	$269.8	$269.8	$290.0	$262.7	$253.7
Adjusted EBITDA(5) per share	$1.34	$1.57	$1.50	$1.41	$1.41	$1.52	$1.37	$1.33
Margin(5)	84.4%	85.5%	84.6%	82.3%	85.3%	83.5%	85.0%	83.3%
Adjusted Net Income(5)	$159.7	$195.8	$177.2	$163.7	$165.6	$182.6	$160.9	$163.0
Adjusted Net Income(5) per share	$0.83	$1.02	$0.93	$0.86	$0.87	$0.96	$0.84	$0.85
1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes impairment (reversals) and charges on royalty, stream and working interests of $(75.5) million in Q4 2021, $7.5 million in Q2 2021 and $(9.6) million in Q4 2020.
3	Based on LBMA Gold Price PM Fix.
4	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. In this MD&A, GEOs for comparative periods have been recalculated to conform with the current presentation. GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSR and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on pages 11 and 16 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three and nine months ended September 30, 2022 and 2021, respectively.
5	Cash Costs, Cash Costs per GEOs, Adjusted EBITDA, Adjusted EBITDA per share, Margin, Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Starting in Q4 2021, production and revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. GEOs for comparative periods have been recalculated to conform with the current presentation. Similarly, the composition of Cash Costs and Cash Costs per GEOs has been amended to include production costs from Franco-Nevada’s Energy assets, and Cash Costs and Cash Costs per GEOs for comparative periods have been recalculated to conform with current presentation. Refer to the “Non-GAAP financial measures” section of this MD&A for more information on each non-GAAP financial measure.

2022 Third Quarter Management’s Discussion and Analysis	22

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At September 30,	At December 31,
(expressed in millions, except debt to equity ratio)	2022	2021
Cash and cash equivalents	$1,057.4	$539.3

Current assets	1,263.2	751.4
Non-current assets	5,180.5	5,458.5
Total assets	$6,443.7	$6,209.9

Current liabilities	$51.9	$43.2
Non-current liabilities	140.4	141.5
Total liabilities	$192.3	$184.7

Total shareholders’ equity	$6,251.4	$6,025.2

Total common shares outstanding	191.7	191.3
Capital management measures
Available capital	$2,038.8	$1,621.1
Debt-to-equity	—	—

Assets

Total assets were $6,443.7 million as at September 30, 2022 compared to $6,209.9 million as at December 31, 2021. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and equity investments, while our current assets are primarily comprised of cash and cash equivalents and accounts receivable. The increase in assets compared to December 31, 2021 primarily reflects our higher cash and accounts receivable balances, partly offset by a decrease in our royalty, stream and working interests due to depletion and the impact of changes in foreign exchange rates. Our equity investments, which are marked-to-market at every period end, also decreased relative to December 31, 2021 .

Liabilities

Total liabilities were relatively consistent with those as at December 31, 2021. Total liabilities as at September 30, 2022 are primarily comprised of $40.0 million of accounts payable and accrued liabilities, $11.9 million of current income tax liabilities, and $135.1 million of deferred income tax liabilities.

Shareholders’ Equity

Shareholders’ equity increased by $226.2 million compared to December 31, 2021, reflecting net income of $535.6 million. We also recorded a loss on the fair value of our equity investments, net of tax, of $59.6 million, and a loss of $110.4 million in currency translation adjustments due to the weakening of the Canadian dollar. The decrease in shareholders’ equity also reflect dividends of $184.2 million in YTD 2022. Of those dividends, $34.6 million were settled through the issuance of common shares pursuant to the DRIP.

2022 Third Quarter Management’s Discussion and Analysis	23

Liquidity and Capital Resources

Cash flow for the three and nine months ended September 30, 2022 and 2021 was as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions)	2022	2021	2022	2021
Net cash provided by operating activities	$232.3	$206.9	$720.2	$676.4
Net cash used in investing activities	(30.9)	(7.1)	(47.3)	(728.6)
Net cash used in financing activities	(49.1)	(47.3)	(145.3)	(134.1)
Effect of exchange rate changes on cash and cash equivalents	(5.5)	(3.5)	(9.5)	(1.2)
Net change in cash and cash equivalents	$146.8	$149.0	$518.1	$(187.5)

Operating Cash Flow

Net cash provided by operating activities was $232.3 million in Q3 2022 (Q3 2021 – $206.9 million). Operating cash flow in Q3 2022 was higher than in the same period in 2021 due to a lower change in non-cash working capital. Also reflected in operating cash flow are cash flows related to gold bullion we received as settlement for certain of our royalties. In Q3 2022, we sold a larger portion of our gold bullion than in Q3 2021. The increase in operating cash inflows was partly offset by a decrease in revenue compared to Q3 2021.

For YTD 2022, net cash provided by operating activities was $720.2 million (YTD 2021 - $676.4 million). Operating cash flow was higher due to an increase in GEOs and revenues compared to YTD 2021, a lower change in non-cash working capital and greater proceeds from our sales of gold bullion.

Investing Activities

Net cash used in investing activities was $30.9 million in Q3 2022 (Q3 2021 – $7.1 million) and consisted of the acquisition of G Mining Common Shares for $27.8 million (C$35.8 million) and the funding of our share of royalty acquisitions through the Royalty Acquisition Venture with Continental of $1.9 million. Comparatively, investing activities in Q3 2021 consisted primarily of the Company’s share of royalty acquisitions through the Royalty Acquisition Venture with Continental of $6.6 million.

For YTD 2022, net cash used in investing activities was $47.3 million (YTD 2021 - $728.6 million) and consisted of the acquisition of the Caserones royalty for $37.4 million, G Mining Common Shares for $27.8 million (C$35.8 million), shares of EMX for $10.0 million ($12.6 million), and the Castle Mountain royalty for $6.0 million and the funding of our share of acquisitions through the Royalty Acquisition Venture with Continental of $6.6 million. These cash outlays were partially offset by the receipt of $42.7 million as repayment of our loan to Noront. Comparatively, in YTD 2021, investing activities consisted of the acquisition of the Vale Royalty Debentures at a cost of $538 million (R$3,049,500,000), the Condestable stream for a gross purchase price of $165.0 million, the Séguéla royalty for $15.2 million (A$20.0 million), and $19.4 million of royalty acquisitions through the Royalty Acquisition Venture.

Financing Activities

For Q3 2022, net cash used by financing activities was $49.1 million (Q3 2021 – $47.3 million), primarily reflecting the payment of dividends.

For YTD 2022, net cash used by financing activities was $145.3 million (YTD 2021 - $134.1 million), primarily reflecting the payments of dividends. Comparatively, in YTD 2021, in addition to the payment of dividends, financing activities reflect the drawdown of $150.0 million from our Corporate Revolver to finance the acquisition of the Vale Royalty Debentures which was repaid within the same period.

2022 Third Quarter Management’s Discussion and Analysis	24

Capital Resources

Our cash and cash equivalents totaled $1,057.4 million as at September 30, 2022 (December 31, 2021 – $539.3 million). In addition, we held investments of $225.7 million as at September 30, 2022 (December 31, 2021 – investments and loan receivable of $275.6 million), of which $181.2 million was held in publicly-traded equity instruments (December 31, 2021 – $231.0 million). Of the $181.2 million held in publicly-traded equity instruments, $133.5 million relate to our holdings of LIORC (December 31, 2021 – $187.4 million).

As at the date of this MD&A, we have one revolving credit facility available. The Corporate Revolver is a $1.0 billion unsecured, revolving credit facility which was renewed on August 15, 2022. The renewed Corporate Revolver has a term maturing August 15, 2027. Advances under the Corporate Revolver bear interest depending upon the currency of the advance and Franco-Nevada’s leverage ratio as referenced in Note 9 of the financial statements. As at September 30, 2022, while we have no amounts outstanding against the Corporate Revolver, we have three standby letters of credit in the amount of $18.6 million (C$25.5 million) in relation to the audit by the CRA, as referenced in the “Contingencies” section of this MD&A. These standby letters of credit reduce the available balance under the Corporate Revolver. As at November 6, 2022, we have a total of $981.4 million available under the Corporate Revolver.

Management’s objectives when managing capital are:

(a)	when capital is not being used for long-term investments, ensure its preservation and availability by investing in low-risk investments with high liquidity; and
(b)	to ensure that adequate levels of capital are maintained to meet Franco-Nevada’s operating requirements and other current liabilities.

As at September 30, 2022, our cash and cash equivalents are held in cash and term deposits with several financial institutions. Certain investments with maturities upon acquisition of 3 months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars. The effect of volatility in these currencies against the U.S. dollar impacts our general and administrative expenses and depletion of our royalty, stream and working interests incurred in our Canadian and Australian entities due to their respective functional currencies. During Q3 2022, the Canadian dollar traded in a range of $0.7285 to $0.7841, ending at $0.7296, and the Australian dollar traded between $0.6447 and $0.7122, ending at $0.6459.

Our near-term cash requirements include our funding commitments towards the Tocantinzinho Stream and Term Loan, the Royalty Acquisition Venture with Continental, commitments for contingent payments under various royalty purchase agreements, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. As a royalty and stream company, we are subject to limited requirements for capital expenditures other than for the acquisition of additional royalties or streams and capital commitments for our working interests. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities, or the use of our credit facility. We believe that our current cash resources, available credit facility, and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

2022 Third Quarter Management’s Discussion and Analysis	25

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at September 30, 2022:

	Attributable payable
	production to be purchased					Per ounce cash payment (1),(2)					Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	agreement(3)		contract
Antamina	—%		22.5	% (4)	—%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	—%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	—%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	—%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	—%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Condestable	—	% (19)	—	% (20)	—%	20	% (21)	20	% (22)	n/a	40 years		8-Mar-21
Guadalupe-Palmarejo	50%		—%		—%	$800		n/a		n/a	40 years		2-Oct-14
Karma	4.875	% (23)	—%		—%	20	% (24)	n/a		n/a	40 years		11-Aug-14
Sabodala	—	% (25)	—%		—%	20	% (26)	n/a		n/a	40 years		25-Sep-20
MWS	25%		—%		—%	$400		n/a		n/a	40 years	(27)	2-Mar-12
Sudbury(28)	50%		—%		50%	$400		n/a		$400	40 years		15-Jul-08
Tocantinzinho	12.5	% (29)	—%		—%	20	% (30)	n/a		n/a	40 years		18-Jul-22
Cooke 4	7.0%		—%		—%	$400		n/a		n/a	40 years		5-Nov-09

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
12	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
13	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.
15	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
16	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
17	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 25% of the gold in concentrate.
20	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 25% of the silver in concentrate.
21	Purchase price is 20% of the spot price of gold at the time of delivery.
22	Purchase price is 20% of the spot price of silver at the time of delivery.
23	Gold deliveries were fixed until February 28, 2021. Percentage is now 4.875% of gold production.
24	Purchase price is 20% of the average gold price at the time of delivery.
25	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
26	Purchase price is 20% of prevailing market price at the time of delivery.
27	Agreement is capped at 312,500 ounces of gold.
28	Franco-Nevada is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.
29	Percentage decrease to 7.5% after 300,000 ounces of gold have been delivered under the agreement.
30	Purchase price is 20% of the spot price of gold at the time of delivery.

2022 Third Quarter Management’s Discussion and Analysis	26

Capital Commitments

As described in the “Corporate Developments” section above, Franco-Nevada has a strategic relationship with a subsidiary of Continental to jointly acquire royalty rights through the Royalty Acquisition Venture. As at September 30, 2022, Franco-Nevada has remaining commitments of $83.6 million, subject to the achievement of agreed upon development thresholds.

We also have commitments of $12.5 million for contingent payments in relation to our Rosemont/Copper World 0.585% NSR acquired in November 2021, and $8.0 million for contingent payments in relation to our Rio Baker (Salares Norte) royalty.

The Company is committed to funding its acquisition of the Stream and obligations under the Term Loan in relation to the Tocantinzinho project as described in the “Corporate Developments” section above. The $250 million Stream deposit will become available after G Mining Ventures, the owner of the Tocantinzinho project, has spent at least $95 million on the project from January 1, 2022 and subject to certain other conditions. The Term Loan is a $75 million, 6-year term loan with an availability period of 3.5-years, drawable quarterly at G Mining Ventures’ option following full funding of the Stream.

Contingencies

Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2012-2017 taxation years.

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Reassessments (as defined below), or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Reassessments are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

2022 Third Quarter Management’s Discussion and Analysis	27

The following table provides a summary of the various CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Canadian Domestic Tax Matters	Upfront payment made in connection with precious metal stream agreements should be deducted for income tax purposes in a similar manner to how such amount is expensed for financial statement purposes.	2014, 2015, 2016, 2017

For 2014-2017:

Tax: $14.5 (C$19.9)

Interest and other penalties: $4.4 (C$6.0)

If CRA were to reassess the 2018-2021 taxation years on the same basis:

Tax: $32.2 (C$44.2)

Interest and other penalties: $3.7 (C$5.2)

Transfer Pricing (Mexico)

Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income earned by the Company’s Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.

2013, 2014, 2015, 2016

For 2013-2016:

Tax: $21.8 (C$29.9)

Transfer pricing penalties: $7.5 (C$10.3) for 2013-2015; $1.3 (C$1.7) for 2016 under review

Interest and other penalties: $11.1 (C$15.1)

The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.

Transfer Pricing (Barbados)

Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income relating to certain precious metal streams earned by the Company’s Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.

2014, 2015, 2016, 2017

For 2014-2017:

Tax: $34.0 (C$46.5)

Transfer pricing penalties: $1.8 (C$2.5) for 2014-2015; $11.0 (C$15.1) for 2016-2017 under review

Interest and other penalties: $11.7 (C$16.2)

If CRA were to reassess the 2018-2021 taxation years on the same basis:

Tax: $156.6 (C$214.7)

Transfer pricing penalties: $59.1 (C$81.0)

Interest and other penalties: $18.4 (C$25.3)

FAPI (Barbados)

The FAPI provisions in the Act (as defined below) apply such that a majority of the income relating to precious metal streams earned by the Company’s Barbadian subsidiary, in 2012 and 2013, should be included in the income of the Company and subject to tax in Canada.

		2012, 2013	For 2012-2013: Tax: $5.6 (C$7.7) Interest and other penalties: $3.1 (C$4.2) Based on CRA’s proposal letter, no reassessments for this issue for years after 2013 are expected.
a)	Canadian Domestic Tax Matters (2014-2017)

In October 2019, certain wholly-owned Canadian subsidiaries of the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the “2014 and 2015 Domestic Reassessments”) in which the CRA increased income by adjusting the timing of the deduction of the upfront payments which were made in connection with precious metal stream agreements. The CRA’s position is that the upfront payment should be deducted for income tax purposes in a similar manner to how such upfront payment is expensed for financial statement purposes. Consequently, the CRA’s position results in a slower deduction of the upfront payment and an acceleration of the payment of Canadian taxes. This results in the Company being subject to an incremental payment of Federal and provincial income taxes for these years of $1.0 million (C$1.4 million) (after applying available non-capital losses and other deductions) plus estimated interest (calculated to September 30, 2022) and other penalties of $0.2 million (C$0.3 million). The Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Domestic Reassessments, posted security in cash for 50% of the reassessed amounts, as referenced in Note 8 of the financial statements, and has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

On September 14, 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the “2016 Domestic Reassessment”) on the same basis as the 2014 and 2015 Domestic Reassessments, resulting in an incremental payment of Federal and provincial income taxes of $7.3 million (C$10.0 million) (after applying available non-capital losses and other deductions) plus interest (calculated to September 30, 2022) and applicable penalties of $2.2 million (C$3.0 million). The Company has filed a formal Notice of Objection with the CRA against the 2016 Domestic Reassessment and has posted security in cash for 50% of the reassessed amounts, as referenced in Note 8 of the financial statements.

On April 1, 2022, the Company received a Notice of Reassessment for the 2017 taxation year (the “2017 Domestic Reassessment” and, collectively with the 2016 Domestic Reassessment and the 2014 and 2015 Domestic Reassessments, the “Domestic Reassessments”) on the same basis as the 2014 and 2015 Domestic Reassessments,

2022 Third Quarter Management’s Discussion and Analysis	28

resulting in an incremental payment of Federal and provincial income taxes of $6.2 million (C$8.5 million) (after applying available non-capital losses and other deductions) plus interest (calculated to September 30, 2022) and applicable penalties of $2.0 million (C$2.7 million). The Company has filed a formal Notice of Objection with the CRA against the 2017 Domestic Reassessment and has posted security in cash for 50% of the reassessed amounts, as referenced in Note 8 of the financial statements.

If the CRA were to reassess the particular Canadian subsidiaries for taxation years 2018 through 2021 on the same basis, the Company estimates that it would be subject to an incremental payment of Canadian tax (after applying available non-capital losses and other deductions) of approximately $32.2 million (C$44.2 million) plus interest (calculated to September 30, 2022) and other penalties of approximately $3.7 million (C$5.2 million).

b)	Mexico (2013-2016)

In December 2018 and December 2019, the Company received Notices of Reassessment from the CRA for the 2013 taxation year (the “2013 Reassessment”) and for the 2014 and 2015 taxation years (the “2014 and 2015 Reassessments”, collectively with the 2013 Reassessment, the “2013-2015 Reassessments”) in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”) and asserts that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2015 Reassessments result in additional Federal and provincial income taxes of $18.5 million (C$25.3 million) plus estimated interest (calculated to September 30, 2022) and other penalties of $9.9 million (C$13.5 million) but before any relief under the Canada-Mexico tax treaty. The Company has filed formal Notices of Objection with the CRA against the 2013-2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 9 (a) of the financial statements.

In December 2020, the CRA issued revised 2013-2015 Reassessments to include transfer pricing penalties of $7.5 million (C$10.3 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 8 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013-2015 Reassessments.

On December 21, 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the “2016 Reassessment”) on the same basis as the 2013-2015 Reassessments, resulting in additional Federal and provincial income taxes of $3.3 million (C$4.6 million) plus estimated interest (calculated to September 30, 2022) and other penalties of $1.2 million (C$1.6 million) but before any relief under the Canada-Mexico tax treaty. The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

The 2016 Reassessment did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amount would be approximately $1.3 million (C$1.7 million). The Company has filed a formal Notice of Objection with the CRA against the 2016 Reassessment and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 8 of the financial statements.

For taxation years 2013 through 2016, the Company’s Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

c)	Barbados (2014-2017)

The 2014 and 2015 Reassessments also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $4.9 million (C$6.7 million) plus estimated interest (calculated to September 30, 2022) and other penalties of $2.4 million (C$3.3 million). As noted previously, the Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 9 (a) of the financial statements.

As noted above, in December 2020, the CRA issued revised 2014 and 2015 Reassessments to include transfer pricing penalties of $1.8 million (C$2.5 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 8 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

On December 21, 2021, the Company received the 2016 Reassessment as well as a Notice of Reassessment for the 2017 taxation year (the “2017 Reassessment”, collectively with the 2016 Reassessment, the “2016 and 2017 Reassessments”) that reassess the Company in relation to its Barbadian subsidiary on the same basis as the 2014 and 2015 Reassessments, resulting in additional Federal and provincial income taxes of $29.1 million (C$39.8 million) plus estimated interest (calculated to September 30, 2022) and other penalties of $9.3 million (C$12.9 million). The 2016 and 2017 Reassessments did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $11.0 million (C$15.1 million). The Company has filed formal Notices of Objection with the CRA against the 2016 and 2017 Reassessments and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 8 of the financial statements.

2022 Third Quarter Management’s Discussion and Analysis	29

If the CRA were to reassess the Company for taxation years 2018 through 2021 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $156.6 million (C$214.7 million), transfer pricing penalties of approximately $59.1 million (C$81.0 million) plus interest (calculated to September 30, 2022) and other penalties of approximately $18.4 million (C$25.3 million).

d)	Barbados (2012-2013)

In August 2020, the Company received Notices of Reassessment for the 2012 and 2013 taxation years (the “FAPI Reassessments” and, collectively with the Domestic Reassessments, the 2013 Reassessment, the 2014 and 2015 Reassessments, and the 2016 and 2017 Reassessments, the “Reassessments”) in relation to its Barbadian subsidiary. The FAPI Reassessments assert that a majority of the income relating to precious metal streams earned by the Barbadian subsidiary, in those years, should have been included in the income of its Canadian parent company and subject to tax in Canada as Foreign Accrual Property Income (“FAPI”). The CRA has noted that its position may not extend beyond the 2013 taxation year. The FAPI Reassessments result in additional Federal and provincial income taxes of $5.6 million (C$7.7 million) plus estimated interest (calculated to September 30, 2022) and other penalties of $3.1 million (C$4.2 million). The Company has filed formal Notices of Objection with the CRA against the FAPI Reassessments, has posted security in cash for 50% of the reassessed amounts, as referenced in Note 8 of the financial statements, and has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our significant accounting policies and estimates are disclosed in Note 3 of our 2021 audited consolidated financial statements.

New and Amended Accounting Standards

Certain new accounting standards and interpretations have been published that are currently effective requirements or forthcoming requirements. These standards are not expected to have a material impact on the Company’s current or future reporting periods.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR at www.sedar.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of November 6, 2022, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	191,664,666
Issuable upon exercise of Franco-Nevada options(1)	780,588
Issuable upon vesting of Franco-Nevada RSUs	98,894
Diluted common shares	192,544,148
1	There were 780,588 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$40.87 to C$181.57 per share.

During the nine months ended September 30, 2022, we did not issue any common shares under our at-the-market equity program, which expired on May 28, 2022. We also have not issued any preferred shares.

2022 Third Quarter Management’s Discussion and Analysis	30

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this MD&A is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three and nine months ended September 30, 2022, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Non-GAAP Financial Measures

Cash Costs and Cash Costs per GEO

Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. Similarly, the composition of Cash Costs and Cash Costs per GEO has been amended to include costs and GEOs related to Franco-Nevada’s Energy assets. Cash Costs and Cash Costs per GEO for comparative periods have been recalculated to conform with current presentation.

Cash Costs and Cash Costs per GEO sold are non-GAAP financial measures. Cash Costs is defined by Franco-Nevada as total costs of sales less depletion and depreciation expense. Cash Costs per GEO sold are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate Franco-Nevada’s ability to generate positive cash flow from its royalty, stream and working interests. Management and certain investors also use this information to evaluate Franco-Nevada’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO sold:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per GEO amounts)	2022	2021	2022	2021
Total costs of sales	$110.5	$115.0	$343.8	$351.3
Depletion and depreciation	(68.5)	(73.0)	(212.7)	(221.4)
Cash Costs	$42.0	$42.0	$131.1	$129.9
GEOs	176,408	177,578	546,074	545,694
Cash Costs per GEO sold	$238	$237	$240	$238

2022 Third Quarter Management’s Discussion and Analysis	31

Adjusted EBITDA and Adjusted EBITDA per Share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and earnings (loss) per share (“EPS”):

●	Income tax expense/recovery;
●	Finance expenses;
●	Finance income;
●	Depletion and depreciation;
●	Impairment charges and reversals related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Foreign exchange gains/losses and other income/expenses; and
●	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as net income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2022	2021	2022	2021
Net income	$157.1	$166.0	$535.6	$512.8
Income tax expense	30.4	30.2	103.1	79.4
Finance expenses	0.8	0.8	2.5	2.7
Finance income	(2.4)	(0.6)	(5.9)	(3.0)
Depletion and depreciation	68.5	73.0	212.7	221.4
Impairment charges	—	—	—	7.5
Foreign exchange loss (gain) and other (income) expenses	2.3	0.4	(3.5)	1.7
Adjusted EBITDA	$256.7	$269.8	$844.5	$822.5
Basic weighted average shares outstanding	191.6	191.1	191.5	191.0

Basic earnings per share	$0.82	$0.87	$2.80	$2.68
Income tax expense	0.16	0.16	0.54	0.42
Finance expenses	—	—	0.01	0.02
Finance income	(0.01)	—	(0.03)	(0.02)
Depletion and depreciation	0.36	0.38	1.11	1.16
Impairment charges	—	—	—	0.04
Foreign exchange loss (gain) and other (income) expenses	0.01	—	(0.02)	0.01
Adjusted EBITDA per share	$1.34	$1.41	$4.41	$4.31

Margin

Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted EBITDA divided by revenue. Franco-Nevada uses Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS, our investors and analysts use Margin to evaluate the Company’s ability to contain costs relative to revenue. Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. It does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

2022 Third Quarter Management’s Discussion and Analysis	32

Calculation of Margin:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except Margin)	2022	2021	2022	2021
Adjusted EBITDA	$256.7	$269.8	$844.5	$822.5
Revenue	304.2	316.3	995.3	972.3
Margin	84.4%	85.3%	84.8%	84.6%

Adjusted Net Income and Adjusted Net Income per Share

Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and EPS:

●	Foreign exchange gains/losses and other income/expenses;
●	Impairment charges and reversals related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Unusual non-recurring items; and
●	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as net income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2022	2021	2022	2021
Net income	$157.1	$166.0	$535.6	$512.8
Impairment and charges	—	—	—	7.5
Foreign exchange loss (gain) and other (income) expenses	2.3	0.4	(3.5)	1.7
Finance income related to repayment of Noront loan	—	—	(2.2)	—
Tax effect of adjustments	0.3	(0.4)	2.8	(1.9)
Other tax related adjustments:
Recognition of previously unrecognized deferred tax assets	—	(0.4)	—	(11.0)
Adjusted Net Income	$159.7	$165.6	$532.7	$509.1
Basic weighted average shares outstanding	191.6	191.1	191.5	191.0

Basic earnings per share	$0.82	$0.87	$2.80	$2.68
Impairment charges	—	—	—	0.04
Foreign exchange loss (gain) and other (income) expenses	0.01	—	(0.02)	0.01
Finance income related to repayment of Noront loan	—	—	(0.01)	—
Tax effect of adjustments	—	—	0.01	(0.01)
Other tax related adjustments:
Recognition of previously unrecognized deferred tax assets	—	—	—	(0.05)
Adjusted Net Income per share	$0.83	$0.87	$2.78	$2.67

2022 Third Quarter Management’s Discussion and Analysis	33

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the CRA, the expected exposure for current and future assessments and available remedies, and the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project. In addition, statements (including data in tables) relating to reserves and resources including reserves and resources covered by a royalty, stream or other interest, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

2022 Third Quarter Management’s Discussion and Analysis	34